RCI HOSPITALITY HOLDINGS, INC.

10959 Cutten Road

Houston, Texas 77066

Telephone: (281) 397-6730

March 30, 2016

Melissa Raminpour

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	RCI Hospitality Holdings, Inc.

Form 10-K for the fiscal year ended September 30, 2015

Filed December 14, 2015

Form 10-Q for the quarterly period ended December 31, 2015

Filed February 9, 2016

File No. 001-13992

Dear Ms. Raminpour,

On December 14, 2015, RCI Hospitality Holdings, Inc. (the “Company,” “we” and “us”) filed a Form 10-K for the fiscal year ended September 30, 2015, and on February 9, 2016, the Company filed a Form 10-Q for the fiscal quarter ended December 31, 2015. On February 16, 2016, the Company sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) that were contained in the letter to the Company dated January 20, 2016. On March 4, 2016, the Company sent a response letter to the comments of the Staff that were contained in the letter to the Company dated February 25, 2016. Set forth below are the Company’s responses to the comments of the Staff that were contained in the letter to the Company dated March 21, 2016.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Note 6. Goodwill and Other Intangibles, page 13

1.	You indicate in your response that you do not believe the decrease in your share price is permanent. However, we note your stock price has declined for approximately nine months since June 2015, which appears to be a sustained decrease in share price. Additionally, we note that your revenues, net income, and cash provided by operations declined by 2%, 24%, and 17%, respectively, for your first quarter of fiscal 2016 as compared to the prior year. Finally, management indicated in its first quarter earnings call that there was a soft economy which hurt the company’s service revenue. Based on these factors, it appears that you may meet the impairment indicators described in ASC 350-20-35-3C (a), (d) and (g). Please tell us how you considered these factors in determining whether an interim impairment analysis was necessary or not.

As we explained in our last response, we did not perform the first or second step of the goodwill impairment test as of December 31, 2015 because we did not believe, after our evaluation of ASC 350-35-3C, that it was more likely than not that the fair value of any of our reporting units were less than their respective carrying amounts.

Following are the impairment indicators as detailed in ASC 350-20-35-3C, along with our explanation for our consideration of each indicator:

35-3C  In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. Examples of such events and circumstances include the following:

a. Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

While there has been a slight deterioration in general economic conditions in parts of Texas relating to the oil business, we believed this situation only affected us in three Texas units. These three units experienced a decrease in revenues but were still profitable and cash flow positive and the effects of the downturn did not represent the magnitude of a downturn that would jeopardize their fair values. We had no limitations on accessing capital in the recent months.

b. Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development

We did not believe any of these considerations applied to our businesses at that time.

c. Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows

There were no recent cost factors that affected our businesses.

d. Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods

During our qualitative assessment we recognized that the quarterly results were down from the prior year, but we believed that those results were a temporary condition and did not represent the magnitude of a downturn in operations that would jeopardize the fair values of our reporting units. In fact, our nightclubs segment, which represents most of the goodwill and intangibles on our balance sheet, actually had an increase in operating income for the first quarter of fiscal 2016 compared to the first quarter of the prior year. We also believed that the “soft economy” (principally due to the oil business in Texas) referred to is temporary. As can be seen in our history of operations, our business tends to be recession-resistant as our results may be down slightly but tend to never drop as deep as the overall economy.

e. Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation

We don’t believe any of these factors existed relating to our Company. Our nightclub businesses often experience certain amounts of litigation, but litigation issues are generally covered by insurance and are not excessive compared to prior periods. In fact, as of the filing of the first quarter Form 10-Q, we had settled our two most significant litigation matters, the Texas patron tax issue and the New York labor litigation.

f. Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

We knew of none of these types of events that would affect our businesses.

g. If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

We agree that our stock price had declined for approximately nine months, but we did not believe that the decline in our stock price at that time was related to entity-specific events or circumstances that would lead to a triggering event but, instead, were related to recent general market movements. A review of our stock price since the 2008 overall stock market crash shows that our stock price has risen and fallen in a range of as low as approximately $3.00 to as high as approximately $12.75. We did not believe the reduction of our share price in the first quarter would be sustained. In making that evaluation, we considered the historical valuation of our company by the equity markets, considering that our stock traded at a low volume and traded at a significant discount to our peer group, principally due to the nature of our adult businesses and the related lack of significant investment by institutional investors. Additionally, we had just completed our annual impairment tests for all reporting units less than 2 months prior to the filing of our first quarter Form 10-Q. No events had occurred in that short period of time that would make us believe that it was more likely than not that the fair value of any of our reporting units was less than their respective carrying amounts.

2.	Please revise your critical accounting policies disclosure in MD&A to more fully describe the methods used to evaluate goodwill impairment and your significant assumptions. To the extent that any reporting unit, with a material amount of goodwill, has an estimated fair value that is not substantially in excess of the carrying value, please confirm that you will disclose the following in future filings:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test,

•	The amount of goodwill allocated to the reporting unit,

•	A discussion of the degree of uncertainty associated with the key assumptions, and

•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining the fair value.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We confirm that we will disclose the items above as appropriate for our reporting units in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Phillip K. Marshall

Chief Financial Officer and

Principal Accounting Officer

cc:	Kristin Shifflett

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549